SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Zynga Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00000625 per share

(Title of Class of Securities)

98986T108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 98986T108	13G/A	Page 2 of 4

1	NAME OF REPORTING PERSONS DST Investments 5 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 18,713,799
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 18,713,799
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,713,799
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2%
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A

This Amendment No. 1 to Schedule 13G is being filed on behalf of DST Investments 5 Ltd., a British Virgin Islands exempted company (the “Reporting Person”) to amend the Schedule 13G originally filed by the Reporting Person with the Securities and Exchange Commission on March 27, 2012 (the “Original 13G”). This Amendment relates to Class A common stock, par value $0.00000625 per share (the “Class A Common Stock”) of Zynga Inc. (the “Issuer”), purchased by the Reporting Person.

Item 4	Ownership.

Item 4 of the Original 13G is amended and restated to read as follows:

(a)	The Reporting Person is the beneficial owner of 18,713,799 shares of the Class A Common Stock.

(b)	The Reporting Person is the beneficial owners of 3.2% of the outstanding shares of the Class A Common Stock. This percentage was determined by dividing the 18,713,799 shares of Class A Common Stock the Reporting Person beneficially owns by 583,862,093, which is the number of shares of Class A Common Stock issued and outstanding as of October 15, 2012 according to the Issuer’s Form 10-Q filed on October 26, 2012 with the Securities and Exchange Commission.

(c)	The Reporting Person has the sole power to vote and dispose of the 18,713,799 shares of Class A Common Stock it beneficially owns.

Item 5	Ownership of Five Percent or Less of a Class.

Item 5 of the Original 13G is amended and restated to read as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☒

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

DST INVESTMENTS 5 LTD.

	By:	/s/ Brett Armitage
	Name:	Brett Armitage
	Title:	Director